November 16, 2009



VIA U.S. MAIL AND FACSIMILE

Mr. Sun Jin Moon
Vice President and Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

      RE:	AXA Equitable Life Insurance Company:
Variable Indexed Option
      Initial Registration Statement filed on Form S-3
      File No. 333-161963

Dear Mr. Moon:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on September 17, 2009. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages of the courtesy copy provided to the staff.

1.	General

a.	The registrant states in its cover letter that the securities being registered qualify for registration on Form S-3 as "non-convertible" securities. A careful reading of the prospectus indicates that adverse market conditions can result in a diminution of the principal owed to the investor by the registrant. Please explain the basis, including precedent, for your belief that the securities qualify as non-convertible securities within the meaning of General Instruction 1.B.2. of Form
S-3.

Such explanation should also address the "**" footnote on the signature page.

b.	Please revise the "Calculation of Registration Fee" as it is not
clear why the values appearing in the table are appropriate and footnotes 1 and 2 to the table do not appear in the table itself.

c.	Please explain to the staff whether Phoenix intends to offer additional similar options through separate registration statements or simply adding them to this registration statement.

2.	Front Cover Page

a.	The prospectus states on page 1 that the registrant will
apply
an "Index Linked Rate of Return," but leaves ambiguous whether any other fixed or other rate of interest is applied to the security. This matter is first addressed in the definitions, which defines the
Segment Account Value to include the Index Linked Rate of Return as the only means for a return on amounts contributed to the Segment Account. This in turn means an investor in the security is at risk of a loss of principal even if the investor makes no premature withdrawals. Please revise the front cover page to make these matters clear.

b.	Please include and confirm that all disclosure items required by
Item 501 of Regulation S-K per Item 1 of Form S-3, in particular note
Item 501(b)(5).

c.	The sentence preceding and the first sentence following the
bullet list of terms on page 1 are awkward. Therefore, please insert
"associated with" in lieu of "of" or otherwise clarify each sentence.

i.	Please also briefly mention that a definitional section is
provided and where. Moreover, please disclose either here or in the definitional section what terms are defined and how a reader will know when they come across certain terms which ones will be explained in the definitional section.

ii.	In addition, please address the fact that several terms such as
"net policy account value" on page 7, "net cash surrender value" and
"cash surrender value" on page 8 are not terms necessarily associated with the VIO.

iii.	Finally, please confirm that all terms have been used
consistently throughout the prospectus, e.g., compare "Segment
Term"
with first sentence of second paragraph under "Requested Face
Amount
Increases" on page 9.

d.	Please reconcile the first and third bullet points on page 1 with the definition of each of these terms on page 4 with respect to whether such values can be positive, negative, or zero.

e.	Given the disclosure under "What is the Variable Indexed
Account" on page 1, the meaning of and distinction between "Segment" and "Segment Account" is very unclear. For example, compare the third and fourth sentence where the former applies the Index-Linked Rate of
Return to the policy account in a Segment Account and the latter applies it to policy account in a Segment.
Consequently, please clarify the meaning of these terms as well as "Initial Segment Account" and "Segment Value" if necessary. For example, it is not entirely clear whether "Segment Account" is meant to refer to the value of amounts held in a "Segment." If so, then it may be more helpful to the reader to provide a term more appropriate to such meaning and allow for more straightforward disclosure, e.g., easier to refer to "Segment Account Value" instead of "policy account in a Segment/Segment Account."

3.	Please confirm that the following disclosure has been (or
will
be) reflected in the applicable variable life policy prospectus prior to the offering of this VIO rider.

a.	Disclosure regarding the applicability of transfer charges to
VIO Holding Account (see for example, end of last paragraph on page
1).

b.	All applicable portions of the fee table and fee disclosure
accordingly including effect disclosed in second paragraph under "How we deduct policy monthly charges during a Segment Term" on page 7.

4.	Definitions (page 4)

a.	In the definition of "Index Performance Rate," please expand the
last sentence with respect to how the value of the Index will be determined on a day other than the Segment Start or Maturity
Dates.

If similarly determined as of the most recent preceding business day, then please also reconcile with the last sentence in the definition of "Market Value Adjustment (`MVA`)."

b.	The definition of "Index Performance Rate" states that if an
Index "is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index." Please provide additional disclosure as to this right including the following issues.

i.	Will owners be notified of the use of an alternative index
and
if so, how and when?

ii.	Please confirm that all circumstances under which the company has the right to use an alternative index have been disclosed.
Otherwise, please disclose all other circumstances in which it may exercise such right.

iii.	If an alternative index is used, how will that impact upon
the
Index-Linked Return that a policy owner can expect.

iv.	If an alternative index is used, how will that impact upon
the
Growth Cap Rate and protection against negative performance, i.e., will same limits apply to alternative index?

v.	Please disclose whether there an index will always be
available
or if there may be times when a suitable alternative may not be available. If the latter is a possibility, please expand on future interest would accrue to existing policy owners.

c.	Please provide a more precise definition of "Index-Linked
Rate
of Return," i.e., explain more clearly how the Growth Cap and protection against negative performance affects its value.

d.	The definition of the Market Value Adjustment ("MVA") is
extraordinarily dense and requires a complete revision for plain
English. A few examples of the obscurity of the definition follow:

i.	The definition refers to the phrase ".75% Variable Index
Benefit
Charge Rate" but, unlike the Put Option factor, does not define the phrase or even make a cross reference to where the definition may be found. The definition should define the phrase and clarify in plain
English why it is deducted from the MVA.

ii.	The definition refers to the phrase "Loss Absorption
Threshold
Rate" but, unlike the Put Option factor, does not define the phrase or even make a cross reference to where the definition may be found.
The definition should define the phrase and clarify in plain English why it is used to reduce the strike price used to calculate the MVA.

iii.	The definition notes that the MVA is determined by the Put
Option Factor but provides no guidance as to what are the factors that would determine the amount and the direction of the factor. By way of comparison, an MVA for a fixed annuity is typically disclosed as being based on the relationship between the rate offered by the annuity and interest rates on similar instruments in the market. Please revise the prospectus to provide similar general guidance in plain English.

iv.	In addition, please disclose the basis for imposing an MVA if amounts are withdrawn prior to the Segment maturity Date in the narrative discussion of the MVA on page 7.

v.	Please also reconcile this term with the term "Segment Market
Value Adjustment" in the definition of "Segment Value."

e.	The first sentence under the definition of "Segment Account"
and
last sentence of the first paragraph under "Index-Linked Return" on page 5 both refer to making deductions "that we deem necessary."
Please expand on the meaning of this phrase as well as what factors are considered in deeming a deduction as "necessary."

f.	In the definition of "Segment Term," please clarify whether
all
terms are for one year and whether they may ever be lengthened or shortened.

g.	Page 6 of the prospectus refers to "the unloaned GIO."
Please
define what is intended and ensure that all capitalized phrases or terms are defined.

5.	Fee Table

      Please include a fee table reflecting the maximum fees of all applicable VIO charges prior to section 2 beginning on page 5 including the MVA.

6.	Risks

	Please include a section on risks following the fee table and prior to section 2 beginning on page 5 in accordance with Item 3 of
Form S-3, for example, risks associated with the effects of the MVA and Charge Reserves Amount on your account value and termination, the unavailability of a Segment upon Segment Renewal, the use of an alternative index, and the possibility of a decrease in the Loss Absorption Threshold Rate.

7.	Segment Renewal (page 5)

      Please revise this subsection and the subsection "Segment Renewal" on page 7 so that their disclosure is consistent. For example, compare where owner can transfer Segment Maturity Value upon
Segment maturity (including distinction between investment options as opposed to variable investment options), and where monies can be transferred if the owner does not make a choice and/or the VIO is not being offered.

Alternatively, given the obvious connection between the disclosure under this subsection and that under "Segment Renewal" on page 7, please move the latter subsection from its current location in the prospectus and insert it after this subsection and tailor both subsections to their captions accordingly.



8.	VIO Holding Account (page 5)

	The prospectus states in this section that amounts transferred to the VIO are first transferred to the VIO Holding Account. In the next section, the prospectus notes that the Segment Start Date is the third Friday of each calendar month. Please clarify in the Holding
Account section whether funds are transferred into the VIO out of the
Holding Account at that time. Please also state explicitly whether all funds that are in the Holding Account are then transferred, assuming the specified Cap Growth Rate requirement has been satisfied.

9.	Growth Cap Rate (page 5)

a.	Please disclose the company`s basis for determining Growth
Cap
Rate and Loss Absorption Threshold Rate and/or disclose that these rates can be set at the company`s sole discretion.

b.	Please disclose whether there is any guaranteed minimum
and/or
maximum rate associated with the Loss Absorption Threshold Rate.

c.	Please specify how and when prior notice of a change in the
Loss
Absorption Threshold Rate will be provided.

Please also clarify whether any announced reduction will apply to amounts invested in a Segment Account at the time of the reduction and, if so, whether MVA`s or other charges will be assessed for withdrawals of those amounts made subsequent to the announcement.

d.	The prospectus notes in the Growth Cap Rate subsection that
an
investor is required to specify a minimum Growth Cap Rate required for transfers into the VIO out of the VIO Holding Account. The prospectus also notes in the same subsection that changes in this rate and in the Loss Absorption Threshold Rate are inversely related.
Please clarify the extent to which an investor will have the opportunity to refuse a transfer of amounts into the VIO scheduled because of a favorable change in the Growth Cap Rate where the Loss
Absorption Threshold Rate has been adversely affected.

Separately, please clarify what are the consequences of a failure by an investor to specify a minimum Growth Cap Rate.

e.	This section notes that the Loss Absorption Threshold Rate is
"currently up to 25%." The prospectus states on page 4, however, that this rate is 25%. Please reconcile the two disclosures.


10.	Index-Linked Return (page 5)

a.	In the second sentence of the first paragraph, please clarify whether the Segment Account is also net of the Charge Reserve
Amount
discussed on the next page.

b.	Please clarify the last sentence of the first paragraph on
page
6 by making the 25% a positive number.

c.	Please reconcile the second paragraph on page 6 with the
second
to last paragraph under "Growth Cap Rate" on page 5 as to the requirements to make the transfer to the Segment.

d.	Please provide an example of how the return can lead to a
reduction of principal.

e.	Based on the second to last and remaining paragraphs, it
appears
that the VIO has a built in safeguard in that it will not permit a transfer into a new Segment unless its Growth Cap Rate equals or exceeds the minimum required by the owner and exceeds the interest rate applicable to the unloaned GIO.

Consequently, the safeguard would only appear effective if the VIO Holding Account was actually held in the unloaned GIO. However, the
VIO Holding Account is a portion of the EQ/Money Market variable investment option. Therefore, please explain to the staff how the transfer requirements actually serve as a safeguard if the VIO Holding Account is not part of the unloaned GIO.

11.	Charges (page 6)

a.	Please clarify how the mortality and expense risk charge and current non-guaranteed Customer Loyalty Credit are applied to the VIO
Holding Account and Segment, for example, with respect to the credit, note the first paragraph under "Transfers" on page 7.

b.	Please expand the last sentence of the subsection to more
clearly explain how the refund works in tandem with the MVA and provide an example to demonstrate its operation.

12.	Charge Reserve Amount (page 6)

Please reconcile the third paragraph with the definition of
"Initial
Segment Account" as well as the third paragraph under "Segment Renewal" on page 7 with respect to the initial source of funding for the Charge Reserve Amount, i.e., the VIO Holding Account or all investment options.
13.	How we deduct policy monthly charges during a Segment Term
(page
7)

	The prospectus states that all of the monthly policy charges will be deducted from the unloaned GIO if the Variable Index
Option
is selected, but that any amounts in excess of the balance in that option will be then taken from the other options proportionately. Please clarify supplementally the rationale for this procedure.

14.	Market Value Adjustment (page 7)

      Please disclose the effect that a surrender (or if applicable, a partial withdrawal) has on the amount of Index-Linked Return to be awarded to a policy owner upon policy surrender.

The same applies to loan amounts, for example, see first sentence of second paragraph under "Loans" on page 8.

15.	Withdrawals (page 8)

      Please reconcile the first sentence with the disclosure under
"Market Value Adjustment" on page 7 and "Cash Surrender Value, Net Cash Surrender Value and Loan Value" on page 8 in terms of what types of withdrawals are permitted once a Segment has begun.

16.	Cash Surrender Value, Net Cash Surrender Value and Loan Value
(page 8)

      Please clarify in plain English the disclosure in this section that for purposes of calculating surrender and loan values, Segment
Amounts will reflect an MVA that would apply were amounts to be loaned or withdrawn based on the segment amount.

17.	Guideline Premium Force-outs (page 8)

	For clarity, please highlight the next to last paragraph relating to MVA`s in bold.

18.	Loans (page 8)

a.	Please clarify whether an investor can request a loan without being forced to withdraw amounts from accounts that trigger an MVA.
If not, please note that
the last sentence of the second paragraph is another example of disclosure that should be provided under the discussion of risks.

b.	Please be more specific when referring to the VIO in the
first
sentence of the third paragraph, i.e., VIO Holding Account and/or
Segment.

19.	Please provide all disclosure required by Items 8 and 10 of
Form
S-3.
20.	Incorporation of Certain Documents by Reference (page 11)

      In addition to the registrant`s annual report on Form 10-K, specific reference should be made to each quarterly report on Form 10-Q filed since the end of the last fiscal year.

21.	If applicable, please provide the disclosure required by Item
13
of Form S-3.

PART II

22.	Please confirm all relevant disclosure required by Item 17
has
been provided, in particular, clarify applicability of Items
512(a)(5) and 512(e) of Regulation S-K.

23.	Please note that the signature page reflect the "Depositor"
rather than the "Registrant" as required by Form S-3.

24.	Financial Statements, Exhibits, and Certain Other Information

	Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

25.	Representations

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************

	Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement.
If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

      Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

      If you have any questions, you are welcome to call me at
(202)
551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code:
20549-8629. My facsimile number is (202) 772-9285.



							Sincerely,



							Sonny Oh
							Staff Attorney
							Office of Insurance Products
Mr. Sun Jin Moon
Vice President and Counsel
November 16, 2009
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